

April 11, 2011

Via Email
Roderick Neil MacIver
President and Chief Executive Officer
Calendar Dragon Inc.
11602 – 75 Ave.
Edmonton, Alberta, T6G 0J2, Canada

>   **Re: Calendar Dragon Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 17, 2011**
>   **File No. 333-172896**

Dear Mr. MacIver:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note the updating requirements of Rule 8-08 of Regulation S-X.

Cover Page

2.   Please revise the cover page to correctly identify the primary standard industrial classification code number which appears to be 7372 rather than 8999. Also revise to eliminate the reference to Rule 434 on the cover page.

Risk Factors

General

3.   We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will

instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Additionally, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

4.   Please tell us what consideration you have given to adding a risk factor regarding the additional expenses that you will incur once the company becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. If material, please add a separate risk factor regarding the increases in administrative costs and the rules and regulations with which you will need to comply after the effective date of the registration statement.

We cannot offer any assurance as to our future financial results…, page 5

5.   You state that you have not received "substantial income from operations." Please clarify to state that you have not received any income from operations.

Our executive officers have only agreed to provide their services on a part-time basis, page 6

6.   Please consider expanding the risk factor to disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest between the company and other business interests of the executive officers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 17

7.   We note that you currently do not have sufficient funds to implement all of your planned activities without obtaining additional financing. Please revise to disclose the amount of additional funds that will be required to fully implement your business plan. In this regard, you should disclose the funds needed to implement Phase III of your operation plan and when you anticipate completing this phase. In addition, expand your disclosure to address any material costs associated with becoming a public reporting company and how you intend to pay for such expenses.

Liquidity and Capital Resources, page 18

8.   You state on page 5 that the only sources of funds that would be realistic are a loan from your president and the sale of equity capital. Please disclose whether you have a

commitment from your president to provide such funding and the amount that you expect to receive. We note that your financial statements indicate a loan from an officer of $1,533. Disclose the material terms of this loan, including the amount, interest rate, and repayment terms. Ensure that this disclosure is also included under Certain Relationships and Related Transactions on page 25. Finally, tell us what consideration you have given to filing the loan agreement with your officer as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Directors and Executive Officers, Promoters and Control Persons, page 20

9.   Please provide a materially complete and chronologically continuous description of the business experience of Roderick MacIver and Lens MacIver during the past five years. We note that your disclosure does not address the business activities of Mr. MacIver in the past five years nor does it name the corporations for which Ms. MacIver was employed. Refer to Item 401(e) of Regulation S-K.

Shares Eligible for Future Sale, page 28

10.   Please clarify your reference to persons who are not affiliates of "Original Source."

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

11.   Revise to include a properly signed audit opinion in accordance with Rule 2-02(a) of Regulation S-X. We refer you also to Rule 302 of Regulation S-T.

Exhibit 5.1

12.   The opinion states that it is not to be used, circulated, quoted or otherwise referred to for any other purpose without your prior written consent. This language is not appropriate because investors are entitled to rely on opinions filed as exhibits to the registration statement. Please provide a revised opinion that removes this limitation on reliance.

13.   The opinion states that it is based on counsel's knowledge of the law and facts "as of the date of the registration statement's effectiveness." As this registration statement has not yet been declared effective, the meaning of this statement is unclear. Please provide a revised opinion that speaks as of the date of filing or that otherwise addresses this statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Jan Woo
Attorney-Advisor

cc: Via Email
        Jody M. Walker